C. Patrick Gadson pgadson@velaw.com Tel +1.212.237.0198

March 26, 2024

VIA ELECTRONIC MAIL AND EDGAR

Daniel Duchovny

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	The Walt Disney Company
Definitive Additional Soliciting Materials filed by Blackwells Capital LLC et al.
Filed March 21, 2024
File No. 001-38842

Dear Mr. Duchovny:

Set forth below is a response on behalf of Blackwells Capital LLC (“Blackwells”), Blackwells Onshore I LLC, Jason Aintabi, Craig Hatkoff, Jessica Schell and Leah Solivan (collectively with Blackwells, the “Blackwells Filers”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated March 22, 2024, with respect to the Blackwells Filers’ definitive additional soliciting materials (the “Definitive Additional Soliciting Materials”) filed on Form DFAN14A, File No. 001-38842, filed with the Commission on March 21, 2024 in relation to The Walt Disney Company (the “Company” or “Disney”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond San Francisco Tokyo Washington	The Grace Building, 1114 Avenue of the Americas, 32nd Floor New York, NY 10036-7708 Tel +1.212.237.0000 Fax +1.212.237.0100 velaw.com

Securities and Exchange Commission March 26, 2024 Page 2

Definitive Additional Soliciting Materials

Exhibit 1

We note that footnote 2 to the graphic included in this exhibit states that Blackwells selected the peers upon which your assertions about Disney’s R&D spending are based. Please confirm that in future solicitations you will make this clarification also in the text following the graphic where you refer to the companies in the graphic as Disney’s “main competitors.”

RESPONSE: Blackwells undertakes in future soliciting materials to clarify that peer group comparisons are based on peers that have been selected by Blackwells and to include this disclosure wherever is appropriate.

Exhibit 2

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide the support described for each of the assertions regarding Mr. Peltz in exhibits 2 and 3.

RESPONSE:

Blackwells acknowledges the Staff’s comment and respectfully advises the Staff that it made the assertions in Exhibits 2 and 3 based on the following support. Each assertion has been reproduced in italicized text and is followed by the support upon which it is based:

●	Mr. Peltz’s dismal returns speak for themselves.

o	Blackwells respectfully advises the Staff that this statement is based on its review of various sources and analysis. As reported by Fortune, across 22 total instances for which Mr. Peltz or a Trian representative sat on a board of directors of a public company, 15 of those companies Mr. Peltz or such a representative thereof underperformed the S&P 500 index during Trian’s tenure.[1] Notable cases of underperformance during Mr. Peltz’s board tenures include The Wendy’s Company, Mondelez International, Inc., Sysco, Janus Henderson Group plc, Legg Mason Partners Variable Income Trust, and Madison Square Garden Sports Corp.[2] The measurement of each of total shareholder return, and its component stock price performance (when measured in isolation) demonstrates this underperformance. One article on Mr. Peltz’s track record of underperformance stated that based solely on total shareholder return, “having Peltz on your board seems to be more value-destructive than value-additive.”[3]

[1]	See, “Nelson Peltz is America’s most overrated activist investor” (March 2024), publicly available at https://fortune.com/2024/03/20/nelson-peltz-america-most-overrated-activist-investor-trian-performance-disney-unilever/.
[2]	See, “Demistifying Nelson Peltz’s Track Record of Underperformance” (January 2023), publicly available at https://yale.app.box.com/s/rmfa6of2q4mc578v5s8nvntz3x60x2im at
[3]	See, “The wizard vs. the illusionist” (November 2023), publicly available at https://fortune.com/2023/11/07/wizard-illusionist-bob-iger-challenge-disney-employees-activist-investor-nelson-peltz-personal-vendetta-iconic-ceo-sonnenfeld-tian/.

Securities and Exchange Commission March 26, 2024 Page 3

●	And Mr. Peltz’s involvement on company boards distracts company CEOs too. When Mr. Peltz joined the board of Mondelez Intl, its CEO had to create a new executive role to handle administrative duties while she herself spent time dealing with Mr. Peltz.

o	Blackwells respectfully advises the Staff that this statement is based on a publicized news report that Mr. Peltz is a distraction to the boards on which he serves. A recent New York Times profile of Mr. Peltz stated that, “Many also said that the care and feeding of Mr. Peltz was time-consuming. After Mr. Peltz joined the board of the snack food maker Mondelez International, then chief executive Irene Rosenfeld created a new executive position to handle some administrative duties while she dealt with Mr. Peltz and other activist shareholders. … No one The Times interviewed could recall Mr. Peltz’s arriving on a board with bold ideas that no one else at the company had ever thought of.”[4]

●	Even when Mr. Peltz’s investments have been successful, those companies succeed in spite of his guidance —not because of it. Pepsi ignored Mr. Peltz, refusing to part ways with Frito Lay, divest North American and International beverages, or marry Pepsi with Peltz’s losing investment in Mondelez.

o	Blackwells respectfully advises the Staff that this statement is based on a report that some of Trian’s most successful investments were in companies at which the respective board of directors ignored Mr. Peltz’s recommendations.[5] Even in situations for which Mr. Peltz profited from his activist investment, many of the CEOs of those companies were reported to have largely done the opposite of what Mr. Peltz advocated.[6] It was reported that Mr. Peltz’s advice to spin off Frito-Lay and merge it with Mondelez International was “fortunately” ignored.[7]

●	At Procter & Gamble, executives ignored Mr. Peltz’s calls to move its Cincinnati headquarters or decentralize M&A to the business units. These companies succeeded because they ignored Mr. Peltz.

o	Blackwells respectfully advises the Staff that it made this assertion based on a report published by Professor Jeffrey Sonnenfeld, in which Mr. Sonnenfeld stated that the two substantial business decisions Mr. Peltz attempted to persuade company leaders at Procter & Gamble to take were “just for disruption,” and that such ideas were rejected by company leadership.[8]

*   *   *   *   *

[4]	See, “The Billionaire Taking on Disney Just Wants Some Respect” (March 2024), publicly available at https://www.nytimes.com/2024/03/16/business/media/peltz-disney-proxy.html.
[5]	See, “Nelson Peltz is America’s most overrated activist investor.”
[6]	Id.
[7]	See, “The wizard vs the illusionist.”
[8]	See, “Demistifying Nelson Peltz’s Track Record of Underperformance” at 32.

Securities and Exchange Commission March 26, 2024 Page 4

Please contact me directly at (212) 237-0198 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ C. Patrick Gadson
C. Patrick Gadson

cc:	Jason Aintabi, Blackwells Capital LLC
Lawrence S. Elbaum, Vinson & Elkins L.L.P.